SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of December, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, December 8, 2014

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Complementary Interest on Shareholders’ Equity

The Board of Executive Officers of Banco Bradesco S.A., at a meeting held today, decided to propose to the Board of Directors, which will resolve at a meeting to be held on December 22, 2014, the payment to the Company’s shareholders of complementary interest on shareholders’ equity, in the amount of R$2,600,300,000.00, consisting of R$0.590325800 per common share and R$0.649358380 per preferred share, as follows:

The shareholders registered in the Company’s books on December 22, 2014 (declaration date) shall be benefited. The Company’s shares will be traded “ex-right” on complementary interest from December 23, 2014 on.

Upon the approval of this proposal the payment will be made on March 6, 2015, in the net amount of R$0.501776930 per common share and R$0.551954623 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

The complementary interest to be approved:

1.    represent, approximately, 31.4 times the amount of interest paid monthly; and

2.    will be computed, net of withholding income tax, in the calculation of mandatory dividends of the fiscal year as provided in the bylaws.

The mentioned interest related to the shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which shall transfer them to the shareholders through the depository agents.

Below, the demonstrative table of the values paid and to be paid related to 2014:

In R$

Monthly interest on shareholders’ equity paid from February to December/2014	911,819,145.96
Intermediary dividends of the 1st half paid	828,998,565.07
Subtotal – paid values	1,740,817,711.03
Interest on shareholders’ equity related to the month of December/2014 to be paid on January 2, 2015	82,888,459.29
Complementary interest on shareholders’ equity to be paid on March 6, 2015	2,600,300,000.00
Total	4,424,006,170.32

Per share in R$

Type	Monthly interest on shareholders’ equity	Intermediary dividends of the 1st half	Complementary interest	Total
Common share	0.225815904	0.188201395	0.590325800	1.004343099
Preferred share	0.248397492	0.207021535	0.649358380	1.104777407

The Company may distribute new interest and/or dividends to shareholders, based on the result to be determined at the end of the fiscal year of 2014.

Cordially,

Banco Bradesco S.A.
Moacir Nachbar Junior
Deputy Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   December 10, 2014

By:

Name: Moacir Nachbar Junior

Title:   Deputy Executive Officer